AB 3/7

KH 3/4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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11017698

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

SEC FILE NUMBER
8- 15753

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lincoln Financial Investment Services Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 South Clinton Street
(No. and Street)

Fort Wayne, Indiana 46801
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith J. Ryan (260) 455-6244
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

Two Commerce Square, Suite 4000, 2001 Market Street Philadelphia, PA 19103-7096
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/7

OATH OR AFFIRMATION

I, Keith J. Ryan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lincoln Financial Investment Services Corporation, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARILYN K. ONDECKER, Notary Public
Resident of Allen County
My Commission Expires 1/18/2013

Marilyn K. Ondecker
Notary Public

Keith J. Ryan
Signature

Vice President and Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lincoln Financial Investment Services Corporation

Financial Statements and Supplemental Information

Year Ended December 31, 2010

Contents

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Lincoln Financial Investment Services Corporation

We have audited the accompanying statement of financial condition of Lincoln Financial Investment Services Corporation (a wholly owned subsidiary of Lincoln National Corporation) (the Company) as of December 31, 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lincoln Financial Investment Services Corporation at December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 24, 2011

1101-1222148

Lincoln Financial Investment Services Corporation

Statement of Financial Condition

December 31, 2010

Assets		
Cash and cash equivalents	$	928,644
Amounts due from affiliated companies		43,437
Prepaid expense		22,600
Interest receivable		326
Total assets	$	995,007
Liabilities and stockholder's equity		
Liabilities:		
Amounts due to affiliated companies	$	11,662
Other liabilities		9,795
Total liabilities		21,457
Stockholder's equity:		
Common stock, par value $1 per share; authorized 100,000 shares; issued 6,000 shares		6,000
Additional paid-in capital		1,070,132
Accumulated deficit		(102,582)
Total stockholder's equity		973,550
Total liabilities and stockholder's equity	$	995,007

See accompanying notes.

Lincoln Financial Investment Services Corporation

Statement of Operations

Year Ended December 31, 2010

Revenues:		
Administrative allowance	$	151,118
Interest income		1,657
Total revenue		152,775
Expenses:		
General and administrative		151,118
Total expenses		151,118
Income before federal income tax benefit		1,657
Federal income tax expense		(580)
Net income	$	1,077

See accompanying notes.

Lincoln Financial Investment Services Corporation

Statement of Changes in Stockholder's Equity

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance at January 1, 2010	6,000	$ 6,000	$ 1,070,132	$ (103,659)	$ 972,473
Net income	–	–	–	1,077	1,077
Balance at December 31, 2010	6,000	$ 6,000	$ 1,070,132	$ (102,582)	$ 973,550

See accompanying notes.

1101-1222148

Lincoln Financial Investment Services Corporation

Statement of Cash Flows

Year Ended December 31, 2010

Operating activities		
Net income	$	1,077
Adjustments to reconcile net income to net cash used in operating activities:		
Change in amounts due from affiliated companies		(31,693)
Increase in prepaid expenses		(21,785)
Increase in interest receivable		(188)
Change in amounts due to affiliated companies		(10,838)
Decrease in other liabilities		(11,328)
Net cash used in operating activities		(74,755)
Net decrease in cash and cash equivalents		(74,755)
Cash and cash equivalents at beginning of year		1,003,399
Cash and cash equivalents at end of year	$	928,644
Supplemental disclosure of cash flow information		
Income tax refunds received (from the Parent)	$	519

See accompanying notes.

1. Organization and Nature of Business

Lincoln Financial Investment Services Corporation (the Company), formerly known as Jefferson Pilot Variable Corporation (JPVC), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). During 2010, the Company was repurposed into a broker-dealer offering select Lincoln National Life Insurance Company (LNL) and Lincoln Life & Annuity Company of New York (LNY) variable annuity products to independent Registered Investment Advisor clients. The Company is now licensed to engage in broker-dealer and investment advisor activity throughout the United States. There were no customer sales in 2010, as the primary activities of the Company were related to repurposing the entity. The Company expects customer sales to commence in the first quarter of 2011. As a result of the change in business model, the Company is no longer exempt from the provisions of Rule 15c3-3 of the SEC. However, since no customer business has been conducted in 2010, there was no cause to make a Rule 15c3-3 calculation for 2010.

In 2006, the Company became a wholly owned subsidiary of Lincoln National Corporation (LNC or the Parent) after its previous parent company, Jefferson-Pilot (JP), was purchased by LNC. Prior to the merger, the Company was the distributor of variable life insurance and variable annuity products for JP. Lincoln Financial Distributors, Inc., an affiliate of the Company, is now the distributor for the combined LNC entity.

The Company and other affiliated entities that provide services to the Company are under common ownership and management control. The existence of this control could result in the Company's operating results or financial position being significantly different from those that would have been obtained if the Company were autonomous.

2. Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash and cash equivalents.

Income Taxes

The Company files consolidated federal income tax returns with LNC. Pursuant to an intercompany tax-sharing agreement with LNC, the Company provides for federal income taxes on a separate return basis. The tax-sharing agreement also provides that the Company will receive benefit for net operating losses, capital losses and tax credits, which may not be usable on a separate return basis to the extent such items may be utilized in the consolidated federal income tax returns of LNC.

Recognition of Revenue and Expense

The Company recognized all of the cost associated with repurposing the broker-dealer in 2010 as general and administrative expense. Through service agreements, this expense is then reimbursed by LNL in the form of an administrative allowance for the services the Company performed on LNL's behalf. Interest revenue is recorded as earned.

3. Income Taxes

Federal income tax expense is recorded at the statutory rate of 35%. Current federal income tax expense was $580 for the year ended December 31, 2010. There was no deferred federal income tax expense or liability in 2010. Current federal income taxes receivable of $7,042 at December 31, 2010, is included in accounts receivable from affiliated companies on the statement of financial condition.

The LNC consolidated group is subject to annual tax examinations from the Internal Revenue Service (IRS) and state taxing jurisdictions. We do not anticipate that any adjustments that might result from such audits would be material to our results of operations or financial condition. The LNC consolidated group is currently under audit by the IRS for years 2007 and 2008.

4. Transactions With Affiliates (Related-Party Transactions)

Amounts due from affiliated companies represent amounts due to the Company for the settlement of general and administrative expenses and federal income taxes receivable from the Parent. Amounts due to affiliated companies represent general and administrative expenses payable to LNC and its subsidiaries.

5. Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company is required to maintain minimum net capital equal to the greater of 6 2/3% of aggregate indebtedness, as defined, or $25,000. The ratio of aggregate indebtedness to net capital is not to exceed 15 to 1. At December 31, 2010, the Company had net capital of $889,513, exceeding the requirements by $864,513. At December 31, 2010, the ratio of aggregate indebtedness to net capital was 0.02 to 1. The net capital rules may effectively restrict the payment of advances, dividends, or other equity withdrawals.

6. Subsequent Events

We have evaluated subsequent events through February 24, 2011, the date at which our financial statements were available to be issued, and determined that there were no matters required to be disclosed.

Supplemental Information

Lincoln Financial Investment Services Corporation

Schedule I

Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2010

Aggregate indebtedness		
Total liabilities	$	21,457
Net capital		
Stockholder's equity	$	973,550
Less non-allowable assets:		
Amounts due from affiliated companies		(43,437)
Prepaid expenses		(22,600)
Total non-allowable assets		(66,037)
Net capital before haircuts		907,513
Haircuts on money market instruments		(18,000)
Net capital	$	889,513
Capital requirements		
Minimum net capital requirement (greater of 6 2/3% of aggregate indebtedness or $25,000)	$	25,000
Net capital in excess of requirement		864,513
Net capital as above	$	889,513
Ratio of aggregate indebtedness to net capital		0.02 to 1

There are no material differences between the net capital computation included above and the Company's unaudited FOCUS Part IIA filing as of December 31, 2010.

Lincoln Financial Investment Services Corporation

Schedule II

Statement Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2010

In 2010, the Company became subject to Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that rule. However, the Company completed no customer transactions in 2010, therefore the 15c3-3 calculation was not necessary.

Supplementary Report

Ernst & Young

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Lincoln Financial Investment Services Corporation

In planning and performing our audit of the financial statements of Lincoln Financial Investment Services Corporation (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), including the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 24, 2011

ERNST & YOUNG

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia, Pennsylvania 19103-7096

Tel: + 1 215 448 5000
Fax: + 1 215 448 4069
www.ey.com

Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Board of Directors and Management
Lincoln Financial Investment Services Corporation

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Lincoln Financial Investment Services Corporation (the "Company"), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Lincoln Financial Investment Services Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal period from January 1, 2010 through December 31, 2010. Lincoln Financial Investment Services Corporation's management is responsible for Lincoln Financial Investment Services Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with evidence of cash disbursement, including copies of cancelled checks.

   We compared the amounts in lines 2B. and 2C. from page 1 of the Form SIPC-7 to the amount of cancelled check number 15171974 made payable to SIPC on July 28, 2010 and found them to be in agreement.

   We compared the amount in line 2G. from page 1 of the Form SIPC-7 to the amount of the check requisition for check number 15437470 to be made payable to SIPC on February 8, 2011 and found them to be in agreement.

2. Compared the amounts reported on the FOCUS reports for the fiscal periods from January 1, 2010 through December 31, 2010 with the amounts reported in Form SIPC-7 for the fiscal period from January 1, 2010 through December 31, 2010.

We performed the following procedures related to the amounts derived directly from the FOCUS reports as reported on the Form SIPC-7:

SIPC-7 Line Item	Procedure
2a.Total Revenue	We agreed the amount of total revenue from the SIPC-7 to the sum of the amounts found on line 12/Part IIA Line 9, Code 4030 from the Company's FOCUS reports filed for the periods January 1, 2010 through March 31, 2010, April 1, 2010 through June 30, 2010, July 1, 2010 through September 30, 2010, and October 1 through December 31, 2010 without exception.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including copies of clearing statements.

   We performed the following procedures related to the adjustments on the Form SIPC-7:

SIPC-7 Line Item	Procedure
2c. Deductions: (7)	We agreed the amount in line 2c.(7) on page 2 of the SIPC-7 to a schedule prepared by the Company entitled "LFISC EMP Account Actual to Budget Comparison – YTD 2010," which is derived from the accounting records used to prepare the FOCUS reports filed for the periods January 1, 2010 through March 31, 2010, April 1, 2010 through June 30, 2010, July 1, 2010 through September 30, 2010, and October 1, 2010 through December 31, 2010.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   We proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7, filed with our report, and on the related supporting schedules and working papers supporting the adjustments, without exception.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal period from January 1, 2010 through December 31, 2010. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 24, 2011

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia, Pennsylvania 19103-7096
Tel: + 1 215 448 5000
Fax: + 1 215 448 4069
www.ey.com

Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Board of Directors and Management
Lincoln Financial Securities Corporation

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Lincoln Financial Securities Corporation (the "Company"), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Lincoln Financial Securities Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal period from January 1, 2010 through December 31, 2010. Lincoln Financial Securities Corporation's management is responsible for Lincoln Financial Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with evidence of cash disbursement, including copies of cancelled checks.

   We compared the amount in line 2B. from page 1 of the Form SIPC-7 to the amount of cancelled check number 0008878240 made payable to SIPC on July 22, 2010 and found them to be in agreement.

   We compared the amount in line 2G. from page 1 of the Form SIPC-7 to the amount of the check requisition for check number 0009727803 to be made payable to SIPC on February 9, 2011 and found them to be in agreement.

2. Compared the amounts reported on the FOCUS reports for the fiscal periods from January 1, 2010 through December 31, 2010 with the amounts reported in Form SIPC-7 for the fiscal period from January 1, 2010 through December 31, 2010.

We performed the following procedures related to the amounts derived directly from the FOCUS reports as reported on the Form SIPC-7:

SIPC-7 Line Item	Procedure
2a. Total Revenue	We agreed the amount of total revenue from the SIPC-7 to the sum of the amounts found on line 12/Part IIA Line 9, Code 4030 from the Company's FOCUS reports filed for the periods January 1, 2010 through March 31, 2010, April 1, 2010 through June 30, 2010, July 1, 2010 through September 30, 2010, and October 1 through December 31, 2010 without exception.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including copies of clearing statements.

We performed the following procedures related to the adjustments on the Form SIPC-7:

SIPC-7 Line Item	Procedure
2c. Deductions: (1)	We agreed the amount on line 2c.(1) on page 2 of the SIPC-7 a schedule prepared by the Company entitled "Lincoln Financial Securities Corp. Month Only Concession Report," which is derived from the accounting records used to prepare the FOCUS reports filed for the periods January 1, 2010 through March 31, 2010, April 1, 2010 through June 30, 2010, July 1, 2010 through September 30, 2010, and October 1, 2010 through December 31, 2010.
2c. Deductions: (6)	We agreed the amount on line 2c.(6) on page 2 of the SIPC-7 a schedule prepared by the Company entitled "Lincoln Financial Securities Corp. Month Only Concession Report," which is derived from the accounting records used to prepare the FOCUS reports filed for the periods January 1, 2010 through March 31, 2010, April 1, 2010 through June 30, 2010, July 1, 2010 through September 30, 2010, and October 1, 2010 through December 31, 2010.

ERNST & YOUNG

SIPC-7 Line Item	Procedure
2c. Deductions: (7)	We agreed the amount in line 2c.(7) on page 2 of the SIPC-7 to a schedule prepared by the Company entitled "Lincoln Financial Securities Quarterly – Consolidated Focus 2010," which is derived from the accounting records used to prepare the FOCUS reports filed for the periods January 1, 2010 through March 31, 2010, April 1, 2010 through June 30, 2010, July 1, 2010 through September 30, 2010, and October 1, 2010 through December 31, 2010.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   We proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7, filed with our report, and on the related supporting schedules and working papers supporting the adjustments, without exception.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal period from January 1, 2010 through December 31, 2010. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 24, 2011

1102-1233732

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

CONSOLIDATED FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

Lincoln Financial Advisors Corporation
Years Ended December 31, 2010 and 2009
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG